SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

VIROPHARMA INCORPORATED

(Name of Subject Company)

VIROPHARMA INCORPORATED

(Name of Person(s) Filing Statement)

Common Stock, $0.002 par value per share
(Title of Class of Securities)

928241108
(CUSIP Number of Class of Securities)

J. Peter Wolf
Vice President, General Counsel and Secretary
730 Stockton Drive
Exton, Pennsylvania 19341
(610) 458-7300

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:

Eileen Nugent

Michael P. Rogan

Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, NW
Washington, D.C. 20005

(202) 371-7000

☑            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following document relating to the proposed acquisition of ViroPharma Incorporated (the “Company”) by Venus Newco, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Shire Pharmaceutical Holdings Ireland Limited, a company incorporated in Ireland (“Parent”), pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated November 11, 2013, by and among the Company, Parent, Merger Sub, and, solely for purposes of Section 10.16 of the Merger Agreement, Shire plc, a company incorporated in Jersey:

Exhibit A - Notice to Holders of ViroPharma Incorporated 2.00% Convertible Senior Notes due 2017 distributed by the Company on November 14, 2013 (the “Notice”).

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The Offer (as defined in the Notice) described in this document has not commenced.  This document does not constitute an offer to buy or a solicitation of an offer to sell any securities.  On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Merger Sub and Parent and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Company.  The offer to purchase Shares (as defined in the Notice) will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.  INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a copy of these documents (when available) free of charge at the SEC’s website at www.sec.gov. The Company also will provide a copy of these materials without charge on its website at www.viropharma.com under the “Investors” section.

Safe Harbor Statement

Statements contained or incorporated by reference in this document contain information that includes or is based on “forward-looking statements.”  These statements include statements regarding planned completion of the Offer and the Merger.  We have tried, whenever possible, to identify such statements by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “projected,” “forecast,” “will,” “may” or similar expressions.  Because these statements reflect our current views concerning future events and are based on a number of assumptions that could ultimately prove inaccurate, these forward-looking statements are subject to risks and uncertainties including, but not limited to: the timing of the filings and approvals relating to the transaction and the expected timing of the completion of the transaction; uncertainties as to the percentage of the Company’s stockholders tendering their Shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or may approve the transaction with certain burdensome conditions that may result in a termination of the Merger Agreement; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Parent and Merger Sub, and the Solicitation/Recommendation Statement to be filed by the Company.  These risks, uncertainties and other factors, individually or in the aggregate, could cause actual results and events to differ materially from those referred to in the forward-looking statements.  All forward-looking statements are based on information currently available to the Company, and the Company assumes no obligation to update any such forward-looking statements.

Exhibit A

730 Stockton Drive Exton, Pennsylvania 19341

ViroPharma Incorporated

November 14, 2013

To:	Holders of ViroPharma Incorporated 2.00% Convertible Senior Notes due 2017

and

Wilmington Trust Company, as the Trustee and Paying Agent under the Indenture

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890

Corporate Trust Office

Attention: Corporate Client Services (ViroPharma Incorporated)

Re:	Notice of Anticipated Fundamental Change and Right to Convert

Reference is hereby made to the First Supplemental Indenture, dated as of March 26, 2007 (the “Indenture”), between ViroPharma Incorporated (the “Company”) and Wilmington Trust Company, as trustee (the “Trustee”), relating to the Company’s 2.00% Convertible Senior Notes due 2017 (CUSIP No. 928241AH1) (the “Notes”).  All capitalized terms used but not defined in this notice shall have the meanings ascribed to such terms in the Indenture.  A copy of the Indenture was included as an exhibit to the Company’s Current Report on Form 8-K, filed with the United States Securities and Exchange Commission (the “SEC”) on March 26, 2007, which is available on the SEC’s website at www.sec.gov.

On November 11, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company,  Shire Pharmaceutical Holdings Ireland Limited, a company incorporated in Ireland (“Parent”), Venus Newco, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and, solely for the purposes set forth in the Merger Agreement, Shire PLC, a company incorporated in Jersey, pursuant to which, among other things, Merger Sub will commence a cash tender offer (the “Offer”) for all of the outstanding shares of the Company’s common stock, par value $0.002 per share (the “Shares”), upon the terms and subject to the conditions of the Merger Agreement.

The Company’s board of directors has unanimously approved, and declared to be advisable, the Merger Agreement and the transactions contemplated therein, and intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC recommending that stockholders tender their Shares into the Offer.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Parent has agreed to cause Merger Sub to commence a cash tender offer (as promptly as practicable, but in no event later than November 25, 2013) for all of the outstanding Shares at a purchase price of $50.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”). As soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”) pursuant to the provisions of Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and the Company will survive as a wholly owned subsidiary of Parent.  At the effective time of the Merger, the Shares not purchased pursuant to the Offer (other than Shares owned, directly or indirectly, by Parent or Merger Sub, the Company or any of its subsidiaries, and Shares owned by stockholders who have properly exercised any available rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive cash in an amount equal to the Offer Price.

If the Offer is consummated, it will constitute a Fundamental Change, and accordingly the Notes are convertible in connection with such Fundamental Change at the option of the holders pursuant to Section 12.01(e) of the Indenture at any time, after the Company gives this notice until the Fundamental Change Repurchase Date relating to such Fundamental Change, which will be no earlier than 20 calendar days after the consummation of the Offer.  If the Merger occurs, it will constitute an additional Fundamental Change under the Indenture, and accordingly the Notes are convertible at the option of the holders pursuant to Section 12.01(d) of the Indenture at any time, from the date hereof and until and including the date that is 30 Scheduled Trading Days after the effective date of the Merger.  In addition, in connection with the Merger, the Company’s common stock is expected to be delisted from the NASDAQ Global Select Market (the “Delisting”).  If the Delisting occurs, it will also constitute an additional Fundamental Change under the Indenture, and the Notes will be convertible in connection with such Fundamental Change at the option of the holders pursuant to Section 12.01(e) of the Indenture at any time, after the Company gives this notice until the Fundamental Change Repurchase Date relating to such Fundamental Change, which will be no earlier than 20 calendar days after the Delisting.  Pending anti-trust authority clearances, it is anticipated that the consummation of the Offer and the Merger will occur in the last quarter of 2013, the first quarter of 2014 or as soon as possible thereafter.  Solely for the purposes of this notice, pursuant to Sections 12.01(d) and 12.01(e) of the Indenture, the Company hereby notifies you that it currently anticipates that the Effective Date (as defined in the Indenture) of the Offer, the Merger and the Delisting will occur, on the 30th Scheduled Trading Day from the date of this notice.  The Company, however, is unable to give any assurances as to the actual date or dates such events will occur, if at all.

The Company issued a press release publicly announcing the execution of the Merger Agreement on November 11, 2013, and included a copy of the press release and the Merger Agreement as exhibits to the Company’s Current Report on Form 8-K, filed with the SEC on November 12, 2013.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

The Offer described in this document has not commenced.  This document does not constitute an offer to buy or a solicitation of an offer to sell any securities.  On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Merger Sub and Parent, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Company.  The Offer will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.  INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a copy of these documents (when available) free of charge at the SEC’s website at www.sec.gov. The Company also will provide a copy of these materials without charge on its website at www.viropharma.com under the “Investors” section.